SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger

	[X]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:	BlackRock California Insured Municipal 2008 Term Trust, Inc. (the "Fund")

3.	Securities and Exchange Commission File No.: 811-07090

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[X]	Initial Application	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ]	Open-end [X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
40 East 52nd Street
New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor's name(s) and address(es):

	(b)	Trustee's name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):

File No.: 811-___

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 5, 2008

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  The Fund ceased to exist at the close of business on December 31, 2008, except as required to liquidate and wind up its business and affairs, pursuant to the terms and conditions in Article XI of the Fund's Articles of Incorporation.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		[X]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

Liquidating distributions were made on December 29, 2008 and December 30, 2008.

	(b)	Were the distributions made on the basis of net assets?

		[X]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[X]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

		[X]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: The Fund issued and redeemed Series W28 Preferred Shares and Series W7 Preferred Shares as described in the Rule 23c-2 Notices of Intention to Redeem Securities filed with the Securities and Exchange Commission on September 21, 2006.  The Series W28 Preferred Shares and Series W7 Preferred Shares were redeemed on November 9, 2006 and October 26, 2006, respectively.

18.	Has the fund distributed all of its assets to the fund's shareholders?

		[ ]	Yes	[X]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed? 251

(b)
Describe the relationship of each remaining shareholder to the fund: The Fund retained $150,000 in cash to pay for contingent liabilities recognized after December 30, 2008.  The Fund had no known liabilities as of December 30, 2008.  The Fund will pay a final liquidating distribution to its common shareholders once all liabilities are satisfied, typically six months after the liquidating distribution, which occurred on December 30, 2008.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		[X]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: See response to Item 18(b).

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

		[X]	Yes	[ ]	No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: See response to Item 18(b).

	(b)	Why has the fund retained the remaining assets? See response to Item 18(b).

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[X]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

		[ ]	Yes	[X]	No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $6,000

		(ii)	Accounting expenses: None.

		(iii)	Other expenses (list and identify separately):

Transfer agent expenses: $6,693

		(iv)	Total expenses (sum of lines (i)-(iii) above): $12,693

	(b)	How were those expenses allocated?

All expenses were paid by the Fund.

	(c)	Who paid those expenses?

All expenses were paid by the Fund.

	(d)	How did the fund pay for unamortized expenses (if any)?

All expenses were paid by the Fund.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes	[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the merger: 811-______

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock California Insured Municipal 2008 Term Trust, Inc., (ii) he is the Treasurer of BlackRock California Insured Municipal 2008 Term Trust, Inc., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

BlackRock California Insured Municipal 2008 Term Trust, Inc.

By:	/s/ Jay Fife
Jay Fife
Treasurer